March 11, 2005

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington,  D.C.  20549-0306

Re:                               Amcor Limited
Form 20-F for the fiscal year ended June 30, 2004
File No. 0-18893

Dear Mr. Decker:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (“SEC”), dated February 7, 2005, regarding our annual report on Form 20-F for the fiscal year ended June 30, 2004 (the “Form 20-F”).  For your convenience, we have included the staff’s comments below and have keyed our responses accordingly.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2004

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response 1:  Noted.

Item 3 – Key Information

Selected Financial Data, page 5

2.                                      Since each American Depositary Share represents four Ordinary Shares, please also disclose per share information on an American Depositary Share basis.

Response 2:  The following additional disclosures will be added in Item 3A Selected Financial Data for the 20F for the year ended June 30, 2005, to disclose per share amounts on an ADS basis:

Selected Financial Data prepared in accordance with A-GAAP

	2004		2004		2003		2002		2001		2000

Per American Depository Share (“ADS”):

Earnings per share
Basic	US$	0.92	A$	1.36	A$	1.48	A$	4.88	A$	1.80	A$	1.84
Diluted	US$	0.92	A$	1.36	A$	1.48	A$	4.40	A$	1.76	A$	1.80

Dividends per share (A$)			A$	1.28	A$	1.20	A$	1.12	A$	1.12	A$	1.52
Dividends per share (US$)			US$	0.88	US$	0.72	US$	0.60	US$	0.56	US$	0.92

Selected Financial Data prepared in accordance with US GAAP

	2004		2004		2003		2002		2001		2000
Per American Depository Share (“ADS”):

Earnings per share
Continuing Operations
Basic	US$	1.20	A$	1.76	A$	1.76	A$	4.92	A$	1.68	A$	1.36
Diluted	US$	1.16	A$	1.72	A$	1.76	A$	4.44	A$	1.68	A$	1.36
Net Profit
Basic	US$	1.20	A$	1.76	A$	1.76	A$	4.92	A$	1.68	$A	1.92
Diluted	US$	1.16	A$	1.72	A$	1.76	A$	4.44	A$	1.68	A$	1.84

Item 5 – Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 36

3.                                      Please tell us whether there have been any revisions to the credit ratings disclosed on page 37.

Response 3:  As of the date of this response letter there have been no revisions to the credit ratings disclosed on page 37.

Contractual and Commercial Commitments, page 39

4.                                      Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest rate swaps and foreign currency contracts.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response 4:  We will revise our table of contractual obligations in our 20-F for the year ended June 30, 2005 to include the following information:

Contractual and Commercial Commitments as at June 30, 2004

	Not later than 1 year	1 and 3 years	3 and 5 years	later than 5 years	TOTAL
Capital Expenditure (1)	121.5	—	—	—	121.5
Finance Leases (2)	2.3	19.7	4.5	73.5	100.0
Operating Leases (3)	123.0	207.2	149.8	166.4	646.4
Other expenditure (4)	25.8	21.7	6.1	22.2	75.8
Long-Term Debt	—	193.3	145.2	1,340.0	1,678.5
Interest on Debt (5)	166.0	229.2	124.1	217.1	736.4
Pension Benefit Obligations (6)	45.7	98.5	n/a	n/a	n/a
Payments under Cross currency and interest rate swaps (7)	26.9	23.5	—	—	50.4
Payments under forward exchange contracts (8)	441.7	84.7	—	—	526.4
Commodity contracts (8)	17.0	—	—	—	17.0
TOTAL	969.9	877.8	429.7	1,819.2	3,952.4

(1)          Capital expenditure for plant and equipment contracted but not provided for.

(2)          Amcor leases equipment under finance leases expiring from nine to 11 years.  At the end of the lease term we have the option to purchase the equipment at an agreed residual.

(3)          Amcor leases motor vehicles, plant and equipment and property under operating leases.  Leases generally provide us with a right of renewal at which time all terms are renegotiated.

(4)          Expenditure contracted but not provided for covering supplies and services to be provided.

(5)          Interest commitments based on June 30, 2004 debt and facility maturity terms.

(6)          Expected contributions by the company for defined benefit liabilities, based on actuarial recommendation of contributions as at June 30, 2004.  A reliable estimate of expected contributions after three years is not available, as each fund’s financial position and contribution recommendations are reviewed at that point.

(7)          Interest payable on quarterly interest rate resets.

(8)          Represents the gross $A equivalent of foreign exchange and commodity contract commitments.

Item 8 – Financial Information

Anti-Trust Investigations and Related Management Changes, page 56

5.                                      Please advise us of the current status of the possible anti-trust violations and your investigation of the matters.  Please include any updated information on estimated penalties and damages.  In addition, please tell us whether your investigation to date indicates that the laws of any other country besides Australia and New Zealand may have been violated.  We note that you conduct business in about 40 countries.

Response 5:  The status of the anti-trust investigation has not changed from that described in the Form 20-F (which we note was lodged on December 23, 2004).  Each of the investigations by the Company, the Australian Competition and Consumer Commission (ACCC) and the New Zealand Commerce Commission (NZCC) is continuing.  The investigations involve collection of documents from the records of the Company, review of those documents, interviews of current and former officers and employees of the Company and assisting the ACCC and the NZCC with their information requests.  There have been no developments concerning estimated penalties and damages since the Form 20-F was lodged.

Nothing has come to the attention of the Board to suggest that any violation of anti-trust laws has occurred in any country other than Australia and New Zealand.

6.                                      Please furnish us with a copy of the interim report of your legal advisors that the Board of Directors received on about December 6, 2004.  We assume that this report provides information with respect to your announcement made on November 23, 2004 and the information received by you which lead to that announcement.  It appears that information was initially received by you on November 19, 2004 in respect to a request made on November 10, 2004 to the Australian Federal Court.

Response 6:  The interim report concerning possible cartel conduct received by the Board of the Company from its legal advisers on December 6, 2004 was an oral report.  The Board considered this oral report and resolved to accept offers of resignation given by each of Mr. Russell Jones (Managing Director of the Company) and Mr. Peter Sutton (Managing Director, Amcor Australasia) from their employment (and any directorships and other positions) with the Amcor Group.

So far as the other matters raised in comment 6 are concerned, please note the following:

•                                          On November 10, 2004, seeking return of confidential information and other property belonging to the Company, the Company obtained “Anton Piller” orders from the Federal Court of Australia against former employees permitting it to search specified premises and seize material from those premises.

•                                          On November 17, 2004, the Company obtained a further order requiring that certain former employees make available additional material for inspection.  Following the November 17 order, certain other information was received by the Company’s legal advisors on (Friday) November 19, 2004.  The information received did not relate to the matters at issue in the Federal Court proceeding and the Company had not been aware of the existence of the information prior to receiving it.  The information received was brought to the attention of both the Board of the Company and the ACCC on (Monday) November 22, 2004 and was the subject of the announcement to the Australian Stock Exchange Limited made on the following day, (Tuesday) November 23, 2004.

Item 15 – Controls and Procedures, page 73

7.                                      You indicate that the Company’s disclosure controls and procedures were effective except for the conduct related to possible breaches in Australian and New Zealand competition laws.  Given the exception noted, it remains unclear whether your Executive Chairman and the Chief Financial Officer have concluded that your disclosure controls and procedures are effective.  Please amend your 20-F for the year ended June 30, 2004 to state in clear and unqualified language, the conclusions reached by your Executive Chairman and Chief Financial Officer on the effectiveness of your disclosure controls and procedures.  You should not, however, state that your disclosure controls and procedures are effective except to the extent they are not effective.  If true, you can state that your disclosure controls and procedures are effective including the consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter.  See Question 5 of Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response 7:  When preparing Item 15 of our Annual Report on Form 20-F for the year ended June 30, 2004, we carefully considered the effectiveness of our disclosure controls and procedures in light of our ongoing investigation of the conduct related to possible breaches in Australian and New Zealand competition law.  We also considered published regulations and Staff guidance, as well as equivalent disclosure by companies that had noted exceptions to their Item 15 or equivalent disclosure.  We developed our disclosure in Item 15 to express the conclusions reached by our Executive Chairman and Chief Financial Officer regarding the effectiveness of our disclosure controls and procedures in terms that were consistent with published Staff guidance and available precedent.  We note in this regard that Question 5 of Frequently Asked Questions on Management’s Report on internal control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (“FAQ 5”) addresses, by its terms, internal control over financial reporting rather than disclosure controls and procedures.

We believe it would be unnecessarily burdensome to amend our 20-F for the year ended June 30, 2004 to revise the wording in Item 15 and would not provide investors with material or meaningful additional disclosure.  However, we agree in all future filings on Form 20-F to state the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures in a manner that is consistent with the Staff’s guidance in FAQ 5  with respect to internal control over financial reporting.

Financial Statements

Note 1 – Accounting Policies

(12) – Inventories, page F-15

8.                                      Disclose your flow of cost assumption (FIFO, Average, etc) used to value inventory.  In addition, expand your accounting policy note for inventory to address the policy followed with respect to the recognition of diminution in value as shown in Note 8.

Response 8:  We will revise our accounting policy in our 20-F for the year ended June 30, 2005 to read as follows:

“Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realizable value in the normal course of business.   Cost is generally calculated using the first-in, first-out or average cost methods.

A provision for slow moving and obsolete inventory is based on the best estimate determined by a systematic, on-going review and evaluation of inventory balances.”

Note 33 – Reconciliation of Accounts to US GAAP

Consolidated Statement of Cash Flows, page F-89

9.                                      In your US GAAP Adjustment (o) – Non Recourse Receivables Securitization Program, you indicate that under Australian GAAP these receivables are treated as sold.  However, under US GAAP, these receivables are re-instated and the cash received is treated as a secured borrowing.  Please tell us whether the receipt of the cash is recorded in operating activities or financing activities in your statement of cash flows under Australian GAAP.  If the cash received is included in operating activities, please disclose in the reconciliation of accounts to US GAAP the impact of these transactions on the statement of cash flows for all periods presented.  If the cash received is included in financial activities, please disclose that the impact on the statement of cash flows is consistent with US GAAP.  See paragraph 22(a) of SFAS 95 as amended by SFAS 102.

Response 9: Under the non recourse receivables securitization program trade receivables are sold on a monthly basis in the normal course of operations.  Under Australian GAAP they are treated as sold, and therefore not carried on the balance sheet.  Under US GAAP these receivables are re-instated and the cash received is treated as a current liability.

The cash inflows from these customer related receivables are considered to be operating in nature under Australian GAAP.  The Company’s interpretation of paragraph 22(a) of SFAS 95 as amended by SFAS 102 and recent staff interpretations thereof, is that customer-related receivables, including proceeds from the sale of receivables through securitization, should be classified as operating cash flows.

We will revise our USGAAP footnote disclosure regarding cash flow presentation in our 20-F for the year ended June 30, 2005 to include the following statement:

“Cash flows in respect of the non recourse receivables securitization program are classified as operating cash flows in the Consolidated Statement of Cash Flows for both Australian GAAP and US GAAP purposes.”

*       *       *       *       *

Amcor acknowledges that

•                                          Amcor is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          Amcor may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact the undersigned on (011) (613) 9226 9007 or Jeffrey Browne or Burr Henly of Sullivan & Cromwell on (011) (613) 9635-1500.  Alternatively, if more convenient, you may call the Washington D.C. office of Sullivan & Cromwell at (202) 956-7500 and ask to be transferred to the Melbourne office extension.

Very truly yours,

Peter Day

cc:	Ernest Greene
(Staff Accountant, SEC)

Nathan Cheney
(Assistant Chief Accountant, SEC)

Jeffrey F. Browne
Burr Henly
(Sullivan & Cromwell)